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Exhibit 99.1

FOR IMMEDIATE RELEASE

Gaming Partners International Reports Financial Results for the Fourth Quarter
and Year-end 2007

Las Vegas, Nevada, March 31, 2008—Gaming Partners International Corporation (Nasdaq: GPIC), the leading worldwide provider of casino currency and table gaming equipment, today announced financial results for the fourth quarter and year ended December 31, 2007.

For the fourth quarter of 2007, the Company reported revenues of $19.9 million compared to revenues of $16.1 million for the fourth quarter of 2006. Gross profit for the quarter was $7.0 million, or 35% of revenues, compared to $4.4 million or 27% of revenues in the same period a year ago. The increase in revenues was due in part to filling a large order for the opening of the MGM Macau.

Net income for the fourth quarter was $903,000, or $0.11 per basic and diluted share, compared to $115,000 or $0.01 per basic and diluted share in the fourth quarter 2006.

For the year ended December 31, 2007, revenues were $58.8 million compared to revenues of $74.0 million in the year ended December 31, 2006. Gross profit for the year was $18.0 million, or 31% of revenues, compared to $24.4 million, or 33% of revenues in 2006. The decline in revenues was due to fewer chip sales to casinos in Macau, although our significant market share of the chip, plaque, and jeton sales in this region remained stable.

Net income for the year ended December 31, 2007 was $240,000, or $0.03 per basic and diluted share compared to net income of $5.1 million or $0.64 per basic and $0.62 per diluted share for the year ended December 31, 2006.

As of December 31, 2007, the Company had cash and marketable securities of $9.4 million, compared to $10.6 million on December 31, 2006.

As of December 31, 2007, our backlog of unfilled orders, which are expected to be filled in 2008, amounted to approximately $11.1 million. At December 31, 2006, our backlog was $5.5 million.

Commenting on the results, Gerard Charlier, President and CEO, said, "Our fourth quarter was our best quarter of the year in terms of both revenue and profit and allowed us to rise just above breakeven for the entire year. Our results in terms of both revenue and profit fell far behind last year. In particular, our sales to casinos in Macau are down significantly from 2006, which was an exceptional year. We are pleased that this year we participated in the openings of the Crown Macau, the Venetian Macau, and MGM Macau, and the Wynn Macau's expansion.

GAMING PARTNERS INTERNATIONAL USA, INC.
1700 Industrial Road, Las Vegas, NV 89102
Phone: 1-800-728-5766 - Phone: 702-384-2425 - Fax: 702-384-1965 - www.gpigaming.com - info@gpigaming.com

GPIC Announces Fourth Quarter Results/2-2-2-2

"Longer term, we remain optimistic about the future based on our expectations for the potential in the market for RFID gaming chips worldwide, including our exclusive rights to manufacture and sell RFID gaming chips in the United States. We are particularly excited about our collaboration with Progressive Gaming International Corporation and International Game Technology in winning an order for over one million Paulson 13.56 MHz RFID casino chips to be delivered to MGM Grand at Foxwoods, the new expansion of the Foxwoods Resort Casino, for its opening in mid-May 2008."

About Gaming Partners International Corporation

GPIC manufactures and supplies (under the brand names of Paul-Son, Bourgogne et Grasset and Bud Jones) gaming chips including low frequency and high frequency RFID chips, jetons and plaques, low frequency RFID readers, wheels, table layouts, playing cards, dice, gaming furniture, table accessories and other products that are used with casino table games such as blackjack, poker, baccarat, craps and roulette. GPIC is headquartered in Las Vegas, Nev., with offices in Beaune, France; San Luis, Mexico; Atlantic City, N.J.; and Gulfport, Miss. GPIC sells its casino products directly to licensed casinos throughout the world. For additional information about GPIC, visit our web site at www.gpigaming.com.

Safe Harbor Statement

This release contains "forward-looking statements" based on current expectations but involving known and unknown risks and uncertainties, such as statements relating to anticipated future sales or the timing thereof, the long-term growth and prospects of our business or any jurisdiction, including Macau, and the long term potential of the RFID gaming chips market and the ability of Gaming Partners International to capitalize on any such growth opportunities. Actual results or achievements may be materially different from those expressed or implied. Gaming Partners International's plans and objectives are based on assumptions involving judgments with respect to future economic, competitive and market conditions, its ability to consummate, and the timing of, acquisitions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond its control. Therefore, there can be no assurance that any forward-looking statement will prove to be accurate.

GPIC Announces Fourth Quarter Results/3-3-3-3

Factors that could cause actual results to vary materially from these forward-looking statements include: any significant reduction in the growth rate of new and existing casinos in Macau, the failure of the industry to accept our RFID technology or problems with our RFID technology, any regulatory action, litigation or liability resulting from the presence of lead in our products, any significant unfavorable resolution of a law suit against us, any patent infringement issues, the development of competing technologies by our competitors, the failure of any supplier to timely deliver key raw materials for our significant products, any customer cancellation of a significant order included in our backlog, the loss or retirement of any of our key employees without finding an acceptable successor, any domestic or international terrorist incidents, and any unexpected taxes, regulatory charges, costs or difficulty in the operations of the companies in multiple locations or the manufacturing of our products. Additional information concerning factors and risks that could affect these forward-looking statements and Gaming Partners International's financial condition and results of operations are included in Gaming Partners International's Form 10-K for the year ended December 31, 2007.

For more Information please contact:
For Gaming Partners International Corporation:

GPIC Contact:	KCSA Contacts:
Laura McAllister Cox 702-384-2425 lmcox@gpigaming.com	Lee Roth / Marybeth Csaby 212-896-1209 / 1236 lroth@kcsa.com / mcsaby@kcsa.com

# # #

GAMING PARTNERS INTERNATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31,
(in thousands, except share amounts)

	2007	2006
ASSETS
Current Assets:
Cash and cash equivalents	$4,627	$5,888
Marketable securities	4,730	4,710
Accounts receivable, less allowance for doubtful accounts of $327 and $335, respectively	5,811	4,136
Inventories	10,093	9,251
Prepaid expenses	487	404
Deferred income tax asset	893	355
Other current assets	1,459	1,497

Total current assets	28,100	26,241
Property and equipment, net	15,596	14,567
Goodwill	1,680	1,524
Other intangibles, net	1,023	1,245
Deferred income tax asset	1,514	2,093
Long-term investments	736	683
Other assets, net	660	616

Total assets	$49,309	$46,969

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current maturities of long-term debt	$689	$1,047
Accounts payable	2,964	2,993
Accrued liabilities	4,418	4,557
Customer deposits	2,715	1,187
Income taxes payable	27	870
Deferred income tax liability	—	623
Other current liabilities	406	177

Total current liabilities	11,219	11,454
Long-term debt, less current maturities	2,273	2,749
Deferred income tax liability	455	182
Other liabilities	209	—

Total liabilities	14,156	14,385

Commitments and Contingencies—See Note 10	—	—
Stockholders' Equity:
Preferred stock, authorized 10,000,000 shares, $.01 value, none issued and outstanding	—	—
Common stock, authorized 30,000,000 shares, $.01 par value, 8,103,401 and 8,090,901, respectively, issued and outstanding	81	81
Additional paid-in capital	18,766	18,429
Treasury stock, at cost, 8,061 shares	(196)	(196)
Retained earnings	12,825	12,690
Accumulated other comprehensive income	3,677	1,580

Total stockholders' equity	35,153	32,584

Total liabilities and stockholders' equity	$49,309	$46,969

GAMING PARTNERS INTERNATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31,
(in thousands, except earnings per share)

	2007	2006
Revenues	$58,821	$73,954
Cost of revenues	40,845	49,580

Gross profit	17,976	24,374
Product development	419	422
Marketing and sales	4,303	4,316
General and administrative	12,392	11,155

Operating income	862	8,481
Other income (expense)
Loss on foreign currency transactions	(323)	(349)
Interest income	334	410
Interest expense	(190)	(175)
Other income, net	374	145

Income before income taxes	1,057	8,512
Income tax expense	817	3,383

Net income	$240	$5,129

Earnings per share:
Basic	$0.03	$0.64

Diluted	$0.03	$0.62

Weighted-average shares of common stock outstanding:
Basic	8,101	7,974

Diluted	8,242	8,226

Selected Quarterly Financial Information

	Year Ended December 31, 2007
	First	Second	Third	Fourth	Total
	(in thousands, except per share data)
Net revenues	$8,921	$14,779	$15,196	$19,925	$58,821
Gross profit	1,571	4,615	4,822	6,968	17,976
Operating (loss) income	(2,373)	289	958	1,988	862
Net (loss) income	$(1,490)	$440	$387	$903	$240

Net (loss) income per share:
Basic	$(0.18)	$0.05	$0.05	$0.11	$0.03

Diluted	$(0.18)	$0.05	$0.05	$0.11	$0.03

	Year Ended December 31, 2006
	First	Second	Third	Fourth	Total
	(in thousands, except per share data)
Net revenues	$18,297	$19,436	$20,135	$16,086	$73,954
Gross profit	7,194	7,181	5,590	4,409	24,374
Operating income	3,398	2,961	1,623	499	8,481
Net income	$2,080	$2,015	$919	$115	$5,129

Net income per share:
Basic	$0.26	$0.25	$0.12	$0.01	$0.64

Diluted	$0.25	$0.25	$0.11	$0.01	$0.62

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  Exhibit 99.1